November 12, 2009
VIA EDGAR
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
Attention: Cathey Baker
Dear Sirs/Mesdames:

Re:	Mercer International Inc. Registration Statement on Form S-3 File No. 333-159617 Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 2 p.m., New York City time, on November 16, 2009, or as soon as practicable thereafter.
The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

MERCER INTERNATIONAL INC.
By:	/s/ David M. Gandossi
	Name:	David M. Gandossi
	Title:	Secretary and Chief Financial Officer

MERCER INTERNATIONAL INC
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8 T: (604) 684-1099 F: (604) 684-1094
14009 INTERURBAN AVENUE SOUTH, SUITE 282 SEATTLE, WASHINGTON 98168 T: (206) 674 4639 F: (206) 674 4629